Exhibit 12.1

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Years ended November 30

(Dollars in thousands)	1999	2000	2001	2002	2003

Income (Loss) from continuing operations before taxes	$(11,966)	$20,289	$(32,403)	$(30,102)	$11,558

Fixed Charges:
Interest	40,462	38,739	35,406	36,812	36,511
Preferred stock dividends accrued	—	—	—	—	4,169
Interest factor portion of rentals	1,560	1,440	1,710	1,920	1,650

	42,022	40,179	37,116	38,732	42,330

Earnings before income taxes and fixed charges	$30,056	$60,468	$4,713	$8,630	$53,888
Preferred stock accretion and accrued dividends	$10,569	$11,848	$13,282	$14,887	$12,274
Ratio of earnings to fixed charges and preferred stock accretion and accrued dividends	N/A	1.16x	N/A	N/A	N/A
Earnings inadequate to cover fixed charges and preferred stock accretion and accrued dividends	$22,535	N/A	$45,685	$44,989	$716

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